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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 38686

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2017 _____ AND ENDING June 30, 2018 _____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

GLOVER CAPITAL, INC.

NAME OF BROKER-DEALER-

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

229 PEACHTREE STREET, SUITE 506, INTERNATIONAL TOWER
                        (No. and Street)

ATLANTA _____   GA   30303
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARION GLOVER 404-523-2921

                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PORTER KEADLE MOORE, LLC

                (Name – if individual, state last, first, middle name)

235 PEACHTREE STREET NE, STE 1800   ATLANTA   GA   30303
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

■ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement off acts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, MARION GLOVER , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

GLOVER CAPITAL, INC. , as

of JUNE 30 , 20 18 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified

solely as that of a customer, except as follows:

_____

_____

_____

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):
- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GLOVER CAPITAL, INC.

Table of Contents

June 30, 2018

GLOVER CAPITAL, INC.

FINANCIAL STATEMENT

JUNE 30, 2018

REVISED



CPAs | Advisors | www.pkm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Glover Capital, Inc.
Atlanta, Georgia

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Glover Capital, Inc. (the "Company") as of June 30, 2018, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the auditing standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Porter Keadle Moore, LLC

We have served as the Company's auditor since 2013.

Atlanta, Georgia
August 28, 2018

GLOVER CAPITAL, INC.

Statement of Financial Condition

June 30, 2018

Assets

Current assets:	
Cash and cash equivalents	$ 54,180
Deferred tax asset	15,670
Income taxes receivable	531
Total current assets and assets	$ 70,381

Liabilities and Stockholder's Equity

Current liabilities:	
Due to Glover & Associates, Inc.	$ 4,341
Total current liabilities and liabilities	4,341
Commitments	
Stockholder's equity:	
Common stock, $1 par value; 100,000 shares authorized;	
5,000 shares issued and outstanding	5,000
Additional paid-in capital	2,500
Retained earnings	58,540
Total stockholder's equity	66,040
Total liabilities and stockholder's equity	$ 70,381

See notes to financial statements.

GLOVER CAPITAL, INC.

Notes to Financial Statements

June 30, 2018

Note 1 - Description of business and summary of significant accounting policies:

Glover Capital, Inc. (the Company) was incorporated on September 16, 1987 for the purpose of becoming qualified as a licensed broker/dealer. On September 24, 1987, the Company became licensed as a broker/dealer and began operations.

The following is a summary of the more important accounting principles and policies followed by the Company:

Basis of presentation

The Company has adopted the Financial Accounting Standards Board (FASB) Accounting Standards Codification (Codification). The Codification is the single official source of accounting principles generally accepted in the Unites States (U.S. GAAP) recognized by the FASB to be applied by nongovernmental entities and all of the Codification's content carries the same level of authority.

Revenue recognition

The Company prepares its financial statements on the accrual basis of accounting. Revenues related to the sale of a company are recognized when collectibility is reasonably assured, persuasive evidence of an arrangement exists, and prices are determinable, as evidenced by a signed customer contract, and when the deal "closes."

Receivables and credit policies

The Company routinely assesses the financial strength of its clients and, as a consequence, believes that its commission receivable credit risk exposure is limited. Commission receivables are carried at original contract amount less an estimate for anticipated credit losses as determined by management in the course of regularly evaluating individual receivables. To date, bad debts have not exceeded management's expectations. Commission receivables are written off when deemed uncollectible. Recoveries of commission receivables previously written off are recorded bad debt recovery when received. At June 30, 2018, there were no commissions receivable or allowance for doubtful accounts deemed necessary.

Cash and cash equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

GLOVER CAPITAL, INC.

Notes to Financial Statements - Continued

June 30, 2018

Note 1 - Description of business and summary of significant accounting policies - continued:

Income taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred tax assets and liabilities related to using the cash method of accounting for tax purposes and the accrual method of accounting for financial reporting purposes.

The significant temporary differences are the accounts payable and related party payables that give rise to net deferred tax asset before valuation allowance. At June 30, 2018, the Company had $15,670 in net deferred tax assets. The Company's management concluded that it was more likely than not that deferred tax asset would be recovered so no valuation allowance against the net deferred tax asset was deemed necessary at June 30, 2018.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authority, based on the technical merits of the position. As of June 30, 2018, there are no known items which would result in a material accrual related to where the Company has federal or state attributable tax positions.

Major customers

The nature of the Company's business is to handle in any year a limited number of transactions. During the year ended June 30, 2018, the Company had transactions with two customers, which accounted for 100% of revenues.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events

All subsequent events, if any, requiring recognition, have been incorporated into these financial statements.

GLOVER CAPITAL, INC.

Notes to Financial Statements - Continued

June 30, 2018

Note 2 - Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2018, the Company had net capital of $49,215 which was $44,215 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.0882 to 1 at June 30, 2018.

Note 3 - Transactions with related party:

The Company and Glover & Associates, Inc. are affiliated companies under common management control. The existence of this control could result in operating results and/or a financial position of the Company significantly different from those that would have been obtained if the companies were autonomous.

At June 30, 2018, the Company owed $4,341 to Glover & Associates, Inc. for various operational expenses.

Note 4 - Possession or control requirements:

The Company does not have any possession or control of customer funds or securities.

Note 5 - Concentration of credit risk:

The Company maintains its cash in bank deposits which, at times, may exceed federally-insured limits. The Company has not experienced any losses in such accounts.